29 April 2004

Issued on behalf of Reed Elsevier NV

Result of AGM

RESOLUTIONS

Annual General Meeting of the Shareholders (‘AGM’) of

Reed Elsevier NV (the ‘Company’), Amsterdam, the Netherlands (Register of Companies file number 33155037)

held on 29 April 2004, from 10.30 am at the Hotel Okura, Amsterdam

Agenda item	For*	Against*	Abstention*
4. Adoption of 2003 Financial Statements	Approved /adopted
5. Dividend (€0.22 final 2003/€0.30 total 2003)	Approved /adopted
7(a) Waiver (décharge) for the members of the Executive Board in respect of management during 2003	Approved /adopted
7(b) Waiver (décharge) for the members of the Supervisory Board in respect of supervision of management during 2003	Approved /adopted
8. Appointment of Deloitte Accountants, Amsterdam as auditors for audit of the 2004 Financial Statements	Approved /adopted
9. Re-appointments members of the Supervisory Board
• Re-appointment Lord Sharman	Approved /adopted
• Re-appointment RWH Stomberg	Approved /adopted
• Re-appointment M Tabaksblat	Approved /adopted
10 Re-appointment Mr GJA van de Aast as a member of the Executive Board	Approved /adopted
11. Delegation to the Executive Board of the authority to re-purchase shares in the Company	Approved /adopted
12(a) Delegation to the Combined Board of the authority to issue shares and to grant option rights for a maximum of 10% of the issued and outstanding share capital until 30 September 2005	Approved /adopted

12(b)

Delegation to the Combined Board of the authority to restrict or cancel pre-emptive rights of shareholders at an issue of shares or granting of option rights by the Combined Board until 30 September 2005

Approved /adopted

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